Mail Stop 4561

July 29, 2008

<u>VIA U.S. MAIL AND FAX (561) 362-9612</u>

Lazarus Rothstein, Esq.
Vice President, General Counsel and Secretary
China Direct, Inc.
431 Fairway Drive
Deerfield Beach, Florida  33441


     **Re:    China Direct, Inc.**
            **Registration Statement on Form S-3**
            **Filed June 13, 2008**
            **File No. 333-151648**

            **Form 10-K for the fiscal year ended December 31, 2007**
            **Filed March 31, 2008**
            **File No.:  001-33694**

            **Form 10-Q for the fiscal year ended March 31, 2008**
            **Filed May 8, 2008**
            **File No.:  001-33694**


Dear Mr. Rothstein:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


                  Sincerely,


                  Kevin Woody
                  Branch Chief


Cc:    James M. Schneider, Esq.